SEC FILE NO. 008-35359

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF

U.S. BANCORP
U.S. BANK NATIONAL ASSOCIATION
U.S. BANCORP INVESTMENTS, INC.

U.S. Bancorp Center
800 Nicollet Mall
Minneapolis, MN 55402

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940  (THE “ACT”) FOR EXEMPTION FROM THE PROVISIONS OF SECTION 17(a) OF THE ACT

Please direct all communications concerning this Application to:

Martin E. Lybecker
Perkins Coie LLP
700 13th Street, NW, Suite 600
Washington, D.C. 20005
(202) 654-6200

with copies to:

Elizabeth Becker
Associate General Counsel
U.S. Bank National Association
EP-MN-S7L
101 East 5th Street
St. Paul, MN  55101

This Application (including Exhibits) consists of 26 pages.

As filed with the Securities and Exchange Commission on December 30, 2013

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF U.S. BANCORP U.S. BANK NATIONAL ASSOCIATION U.S. BANCORP INVESTMENTS, INC. U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM THE PROVISIONS OF SECTION 17(a) OF THE ACT SEC FILE NO. 008-35359

I.            SUMMARY OF THE APPLICATION

This application ( “Application”) is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants identified herein (“Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for relief exempting certain transactions of the type described below from the provisions of Section 17(a) of the Act.1  Applicants are:  U.S. Bancorp (“USB”); U.S. Bank National Association (“USBNA”); and U.S. Bancorp Investments, Inc. (“USBI”).

The exemptive order sought herein would permit any third-party investment company, or series thereof, registered under the Act, including Owned Funds and Other Funds (each as defined below), as well as anonymous funds, whether now existing or organized in the future, for which a USB Affiliate (as defined below) does not serve as investment adviser or investment sub-adviser and which, to a greater or lesser degree, invests a portion of its assets in fixed-income instruments (each a “Third-Party Fund,” and together “Third-Party Funds”), to engage in Transactions (as defined below) with USBI and USBNA, including an internal division of USBNA (the “USB Municipal Dealer Unit”) that acts as a dealer and agent to the extent permitted by Sections 3(a)(4)(B) and 3(a)(5)(C) of the Securities Exchange Act of 1934 (the “1934 Act”) in the placement or trading of securities and other instruments (“bank permitted dealer activities”), as well as any other affiliates of USB registered as broker-dealers or exempt from registration as such with which the Funds may seek to engage in Transactions (each such affiliate, whether now existing or which is organized or becomes an affiliate of USB in the future, a “USB Trading Entity,” collectively, the “USB Trading Entities”). The “Transactions” that are the subject of the requested order (the “Order”) include primary and secondary market transactions in fixed-income instruments2 executed on a principal basis (as discussed in section V below) between a Third-Party Fund and a USB Trading Entity. The Order would be available only in circumstances in which the USB Trading Entity might be deemed to be (i) an affiliated person (“first-tier affiliate”) or an affiliated person of a first-tier affiliate (a “second-tier affiliate”) of a Third-Party Fund solely by reason of USBNA or an investment advisory or bank/trust company affiliate of USB (collectively, “USB Fiduciary”3) being deemed to own, control or hold with power to vote through non-proprietary, trust, or other fiduciary accounts for the principals or beneficiaries of such accounts in the Third-Party Fund’s securities (“Fiduciary Account Investments”) five percent or more of the Third-Party Fund’s total outstanding voting securities (each, a “5% Fund”); (ii) a first-tier affiliate of a Third-Party Fund solely by reason of USB Fiduciary being deemed to beneficially own through its Fiduciary Account Investments more than twenty-five percent of the Third-Party Fund’s total outstanding voting securities or, by virtue of such Fiduciary Account Investments, to control the Third-Party Fund (each, a “25% Fund,” together with the

1	Applicants are not seeking an exemption from the provisions of Section 10(f), Section 17(e) or Section 17(d) of the Act or Rule 17d-1 thereunder.
2	“Fixed-income instruments” for purposes of the Order means debt, preferred equity and money market instruments, including but not limited to those convertible into or exchangeable for or containing a right to acquire equity interests and equity interests providing a pass through of interest or dividends on or principal or liquidation preference of the foregoing, regardless of term.
3	USB Fiduciary includes USBNA, its trust bank subsidiaries, U.S. Bank Trust National Association and U.S. Bank Trust National Association SD, any other entity or unincorporated division or department of any other entity now existing or organized in the future which may give investment advice or engage in fiduciary activities, that is controlling, controlled by or under common control with USB and that maintains Fiduciary Account Investments, and any successors thereto. The term “successor” is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities referred to in the previous sentence, including any such combination, consolidation or reorganization effected through the use of a “shell” entity controlled by any of the foregoing entities, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities.

5% Funds, the “Owned Funds”); and/or (iii) a second-tier affiliate of any Third-Party Fund other than an Owned Fund (each, an “Other Fund”) solely by reason of USB Fiduciary being considered to own, control, or hold with power to vote a 5% Fund’s securities as described in (i) or being deemed to beneficially own a 25% Fund’s securities as described in (ii), through Fiduciary Account Investments.4  The Order requested herein is subject to numerous conditions, as more fully described below, including an undertaking not to exercise any voting authority with respect to shares that constitute five percent or more of a Third-Party Fund’s total outstanding voting securities (the “Non-Voting Undertaking”).

Applicants seek to have the Order cover (i) the Third-Party Funds and (ii)  the USB Trading Entities and any successor entities;5 provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.

Applicants request an exemption hereunder only for Transactions that would be prohibited by Section 17(a) because of affiliations, if any, arising solely by reason of USB Fiduciary being deemed to own, control, or hold with the power to vote voting securities of Owned Funds through Fiduciary Account Investments. The exemption sought hereunder will not be available where a USB Trading Entity is a first-tier affiliate or a second-tier affiliate of a Third-Party Fund for other reasons. For example, the exemption sought hereunder will not be available for Transactions that would be restricted by the above-cited provisions because a USB Trading Entity owns through proprietary accounts more than five percent of the outstanding voting securities of a Third-Party Fund. Similarly, the exemption sought hereunder will not be available for Transactions between a Third-Party Fund and any trading entity under common control with the Third-Party Fund’s investment adviser. The exemption sought hereunder will also not be available for primary market Transactions in fixed-income instruments, other than repurchase agreements and variable rate demand notes, of which USB (or any successor) or any entity controlled by USB (or any successor), including any USB Trading Entity, is the primary obligor.

The Order, subject to the conditions set forth below, is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act because, among other considerations, prohibiting Third-Party Funds from engaging in Transactions with the USB Trading Entities would become increasingly detrimental to the ongoing interests of Third-Party Fund shareholders by limiting Third-Party Funds’ access to key trading counterparties that have growing market shares in certain types of fixed-income instruments in which Third-Party Funds seek to invest and which would be covered by the exemption sought herein. Applicants note, as critical factors, (i) the significant consolidation of the broker-dealer and banking industries that has occurred in recent years, which potentially portends even more consolidation, and (ii) the increase in underwriter and dealer activities of the USB Trading Entities in recent years and USB’s expectation of continued growth in such underwriter and dealer activities. This industry consolidation and USB’s

4	As described in this Application, Applicants do not concede that Fiduciary Account Investments in securities of Owned Funds do, in fact, result in an affiliation between USB Fiduciary and Owned Funds or between the USB Trading Entities and Owned Funds. USB Fiduciary does not currently intend to hold more than 25% of the voting securities of any investment company, or series thereof, covered by the Order other than the 25% Funds.
5	The term “successor” is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities covered by the Order, including any such combination, consolidation or reorganization effected through the use of a “shell” entity controlled by any of the entities covered by the Order, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities. All entities that currently intend to rely on the requested relief are either named as Applicants or identified herein as being covered by the Order (e.g., all of the USB Trading Entities). Any other entity that relies on the Order now or in the future will comply with the terms and conditions set forth in the Application.

increased dealer activities have resulted in the growing market share of the USB Trading Entities. Against this backdrop, it is critical that Applicants be issued the Order sought hereunder.

II.            DESCRIPTION OF APPLICANTS – THE USB TRADING ENTITIES

USBNA is a national banking association and a wholly owned subsidiary of USB. An internal division of USBNA engages in bank permitted dealer activities and is exempt from registering as a broker-dealer pursuant to the 1934 Act. USBI, a Delaware corporation, is also a wholly owned subsidiary of USB that is registered as a broker-dealer with the Commission pursuant to Section 15 of the 1934 Act. The other USB Trading Entities are registered broker-dealers or entities exempt from registration as such. The USB Trading Entities conduct a significant and growing securities business, including (but not limited to) acting as a dealer and/or underwriter of fixed-income instruments.

As described below, the USB Trading Entities are collectively dealers and/or underwriters with respect to a variety of fixed-income instruments, including acting as originators and/or syndicators of syndicated loans and/or as participants in the secondary markets for such loans. The growth of the USB capital markets business and market share of the USB Trading Entities in several relevant asset classes is detailed in section IV below.

III.            SEPARATION BETWEEN THE VARIOUS ENTITIES

Neither USBNA nor USB or any of its affiliates (including, but not limited to, USBI, the USB Municipal Dealer Unit, all other USB Trading Entities, and USB Fiduciary [together, the “USB Affiliates,” and each a “USB Affiliate”]) control or will exercise, or attempt to exercise, control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, over the investment adviser(s) of Third-Party Funds to which Applicant seeks to have the Order relate; nor does USBNA or any other USB Affiliate control or seek to control the investment adviser(s) of Third-Party Funds (together, the “Third-Party Fund Advisers,” and each a “Third-Party Fund Adviser”). It is only Fiduciary Account Investments in Owned Funds made by USB Fiduciary that raise the potential affiliation issues to be addressed by the exemption sought hereunder. Additionally, neither USBNA nor the other USB Affiliates have any beneficial interest (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, in any Third-Party Fund Adviser.

The USB Affiliates and each Third-Party Fund Adviser are structured as separate, independent businesses. The USB Affiliates and each Third-Party Fund Adviser are separately owned, have separate directors, officers, and employees, are separately capitalized, maintain separate books and records, and are physically separated. The USB Affiliates will not have any involvement in the investment decisions of any Third-Party Fund Adviser or decisions made by any Third-Party Fund Adviser to engage in Transactions pursuant to the Order, and the USB Affiliates will not attempt to influence or control in any way the placing of orders by a Third-Party Fund Adviser, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to other unaffiliated clients of the USB Trading Entity. Furthermore, USB Fiduciary has determined that, to avoid any potential disadvantage to a client, it will voluntarily treat ownership in Third-Party Funds through Fiduciary Account Investments as presenting a potential conflict of interest and, accordingly, pursuant to the Non-Voting Undertaking, will not exercise any voting authority with respect to those shares that constitute five percent or more of any Third-Party Fund’s total outstanding voting securities.

Furthermore, directors, officers and employees of each Third-Party Fund Adviser are prohibited by law from communicating confidential and nonpublic investment-related information regarding a Third-Party Fund to any USB Affiliate, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Third-Party Fund’s board of directors and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Third-Party Fund. Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information regarding a Third-Party Fund by employees of the Third-Party Fund Adviser who receive such nonpublic information during the course of their employment.

There is also substantial separation and independent operation of the USB Trading Entities from the other USB Affiliates. Independent operation generally consists of separate profit centers, separate capitalization, separate books and records, and a compensation system that does not reward employees of any USB Trading Entity based on factors that would treat Transactions with Third-Party Funds differently than Transactions with other, unaffiliated counterparties.

There is also substantial internal separation and independent operation of the USB Fiduciary division of USBNA and the USB Trading Entity division of USBNA. While each is an internal division of USBNA, the USB Fiduciary division and each USB Trading Entity division operates on different sides of appropriate information barriers with respect to fiduciary activities, on the one hand, and bank permitted dealer activities, on the other hand. For example, the USB Municipal Dealer Unit has no involvement in investment decisions for Fiduciary Account Investments. The USB Fiduciary division is subject to strict fiduciary laws and regulations that require the USB Fiduciary division to act solely in the best interests of the principals or beneficiaries of its fiduciary accounts. In addition, the compensation of personnel of the USB Fiduciary division will not depend upon the volume or nature of trades effected by Third-Party Fund Advisers with the USB Trading Entities under the Order, except to the limited extent that such trades may minimally affect the profits and losses of USB and its subsidiaries as a whole or to the extent that the quality of such trades affects the investment performance of Fiduciary Account Investments.

In light of the separation, including “information and ethical walls,” between the various entities described above, Applicants submit that a USB Affiliate, including a USB Trading Entity, will not be in a position to direct a Third-Party Fund Adviser to engage in any Transaction for a Third-Party Fund with a USB Trading Entity. The “Structural Conditions” described in section IX below require that such separation be maintained for so long as the Order is relied upon. Further, among other things, these conditions prohibit the USB Trading Entities and the other USB Affiliates from consulting with any Third-Party Fund Adviser regarding potential Transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business. In addition, each USB Trading Entity must adopt and implement policies prohibiting it from (i) linking approvals regarding Owned Funds to actions by a Third-Party Fund Adviser, and (ii) using Owned Funds to seek business with a Third-Party Fund or a Third-Party Fund Adviser. Nor will USB adopt any compensation scheme that treats such business differently from business with other unaffiliated parties. Moreover, there is not, and will not be, any express or implied understanding between a USB Trading Entity and any Third-Party Fund Adviser that will cause a Third-Party Fund to enter into Transactions or give preference to the USB Trading Entity in effecting such Transactions between the Third-Party Fund and the USB Trading Entity.

All decisions by Third-Party Funds to engage in portfolio transactions should be determined solely by their respective Third-Party Fund Advisers in accordance with their respective investment objectives. Trade execution for the Third-Party Funds is the responsibility of one or more individuals employed solely by their respective Third-Party Fund Adviser, and, importantly, as a further safeguard, the Third-Party Fund Adviser will continue to be obligated to seek best execution under the federal securities laws. Portfolio managers and traders employed by Third-Party Fund Advisers will not be affiliated persons of any USB Trading Entity, or affiliated persons thereof. The compensation of portfolio managers and traders employed by Third-Party Fund Advisers will typically be based in part on the performance of the Third-Party Funds and other accounts for which they have responsibility, and could be tied to Transactions only to extent that the quality of trades with a USB Trading Entity affects the investment performance of the Third-Party Funds and other accounts for which they have responsibility. In no instance will the compensation of a portfolio manager or trader employed by a Third-Party Fund Adviser be affected by an agreement with a USB Trading Entity or other USB Affiliate regarding the amount of business done by Third-Party Funds with a USB Trading Entity.

In summary, notwithstanding Fiduciary Account Investments in Owned Funds, the USB Affiliates will continue to operate entirely independently from all Third-Party Fund Advisers, and the USB Trading Entities will not have any influence over the services provided by Third-Party Fund Advisers to their clients. Stated simply, Applicants believe that Fiduciary Account Investments in Owned Funds will have no influence or bearing on a Third-Party Fund Adviser’s discharge of its duties to a Third-Party Fund.

Fiduciary Account Investments over which USB Fiduciary has discretionary authority but no pecuniary interest6 arguably cause potential “technical” affiliations between the USB Trading Entities and Third-Party Funds. As discussed further in section IV below, if such technical affiliations are determined to exist, they could potentially limit trading, including with respect to Transactions, between Third-Party Funds and the USB Trading Entities. Such a determination would be detrimental to the ongoing interests of Third-Party Fund shareholders, especially given the continuing consolidation of the broker-dealer business and the growing market presence of the USB Trading Entities.

IV.            CONSOLIDATION IN THE FINANCIAL SERVICES INDUSTRY

A.	The Impact of Consolidation

Significant consolidation has occurred in recent years in the banking and investment banking industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice. A 2005 article in the FDIC Banking Review asserted that “[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation – one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”7  Consolidation in the financial services industry has continued from 2003, accelerating dramatically during the economic crisis that began in 2007, and is highly likely to persist.

The continuing consolidation in the financial services industry (particularly in the broker-dealer segment of the industry) has resulted in a few major broker-dealers accounting for a large percentage of the market share of trading in various asset classes.8  In March 2008, The Bear Stearns Companies, Inc.,

6	Applicants note that there may be some instances in which USB Fiduciary or another USB Affiliate could be deemed to own, control, or hold with power to vote less than five percent of the outstanding voting securities of a Third-Party Fund otherwise than through Fiduciary Account Investments (a “<5% holding”). References in this Application to potential affiliations arising “solely by reason of” Fiduciary Account Investments above certain levels may include, but do not exclusively refer to, situations where Fiduciary Account Investments exceed such levels only when added to a <5% holding.
7	Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005).
8
For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and certain other asset classes:  Bank of America Corporation and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.

the U.S.’s fifth largest investment bank, was acquired by JP Morgan Chase & Co. In September of that year, Lehman Brothers Holdings Inc. filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation, reducing the number of major “pure” investment banks (broker-dealers) to two:  The Goldman Sachs Group, Inc. and Morgan Stanley & Co. Incorporated. These companies subsequently registered as bank holding companies. In the fourth quarter of 2008, Wachovia Corporation was acquired by former competitor Wells Fargo & Company, and Barclays Bank, PLC agreed to purchase certain core capital markets businesses of Lehman Brothers. In short, the broker-dealer industry is dramatically more concentrated than it was a few years ago.

B.	Growth of USB Fixed Income Trading Business

USB established a dedicated capital markets platform in 2009, and the capital markets trading volume and market share of the USB Trading Entities has steadily increased since that time.

In 2012, the USB Trading Entities were ranked 16th as a book running lead manager of U.S. investment grade corporate bonds by volume, and ranked 8th as a lead and co-manager by number of transactions. The USB Trading Entities’ underwriting market share was 31% calculated as a percentage of the total number of 2012 U.S. investment grade corporate bond transactions in the marketplace.

On the municipal securities side of the business, the USB Trading Entities were ranked 34th in fixed rate lead managed business, and ranked 4th in variable rate demand note underwriting in 2012, both measured by par amount. As a variable rate demand note underwriter the USB Trading Entities achieved a 6.8% market share in 2012.

In 2012, the Loan Capital Markets division within the USB Trading Entities was a bookrunner on 252 transactions totaling $29.4 billion in credit facilities, including 120 investment grade transactions totaling $17.7 billion. The USB Trading Entities ranked 7th in the Overall Bookrunner League Tables by number of deals with a 3.4% market share. They ranked 4th in the Domestic League Tables and 7th in the Global League Tables for private placements.

As demonstrated by these statistics, since launching its current capital markets business in 2009, USB has realized tremendous growth in demand for its services. To keep pace with this growing demand, USB has significantly invested in personnel and technology that will ensure it remains competitive and delivers quality services through the USB Trading Entities. Capital markets transaction volumes for the USB Trading Entities have steadily increased, and USB expects continued growth on an ongoing basis. As the capital markets presence and market share of the USB Trading Entities continues to grow, the number of fixed-income instruments for which a USB Trading Entity is one of the few dealers willing or able to trade in such instrument at the time and in the quantities desired by fixed-income investors, such as Third-Party Funds, may increase, thereby increasing the importance of the USB Trading Entities as a trading counterparty for Third-party Funds.

C.	Consolidation and USB Growth Has Increased Applicant’s Need for an Exemption

Prohibiting the USB Trading Entities from engaging in Transactions with Third-Party Funds would be unnecessarily detrimental to the ongoing interests of the shareholders of Third-Party Funds because it would limit Third-Party Funds’ access to important trading counterparties that have growing market share, particularly, contextually, with respect to fixed-income instruments. The significant decline in the number of broker-dealers and banks trading in the fixed-income instruments in which a Third-Party

Fund may seek to invest, and the increasing significance of the few remaining institutions, amply demonstrate the importance to Third-Party Funds of their relationships with such entities, including the USB Trading Entities.

Prohibiting the USB Trading Entities from engaging in Transactions with Third-Party Funds unnecessarily would reduce the opportunities available to Third-Party Funds to obtain competitive pricing and execution and to access the markets for particular fixed-income instruments that are available from only a few dealers, including the USB Trading Entities. Preventing the USB Trading Entities from trading with Third-Party Funds also may materially limit the ability of Third-Party Funds to obtain the best pricing, terms, and quality of service available in the market. The USB Trading Entities have growing market shares in various types of fixed-income instruments and may become increasingly important counterparties for Third-Party Funds because of their increasing market presence and the quality of execution they provide. Moreover, of critical importance, other dealers available to a Third-Party Fund may be less inclined to provide competitive pricing or favorable terms if they know that the Third-Party Fund’s choices of a dealer are limited.

Additionally, USB enjoys the highest credit rating of any U.S. bank. As of April 16, 2013, USB was rated A1 by Moody’s Investors Service, Inc. (“Moody’s”), A+ by Standard & Poor’s Ratings Services (“S&P”) and AA- by Fitch Ratings (“Fitch”), and USBNA was rated Aa3 by Moody’s, AA- by S&P and AA- by Fitch. When executing transactions on behalf of a Fund, the Third-Party Fund Advisers must seek the best execution under the circumstances of each trade, evaluating price as the primary consideration, but also considering the financial condition, reputation, and responsiveness of the dealer as secondary factors in determining best execution. Therefore, USB’s credit quality and stability make the USB Trading Entities particularly attractive trading counterparties for Third-Party Funds.

Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having access to particular trading counterparties is difficult to measure. Specifically, fixed-income markets are often subject to limited transparency, which, in turn, limits an investment adviser’s ability to measure best execution on a trade-by-trade basis.9  However, it has been (and is expected to be) frequently the case that only a limited number of dealers have had the ability to trade with a Third-Party Fund in a particular fixed-income instrument in the quantities sought by the Third-party Fund at a given time. A Third-Party Fund’s inability to trade with each USB Trading Entity would impair the Third-Party Fund’s ability to trade in a particular fixed-income instrument, at the time and in the quantities needed by the Third-Party Fund, where the relevant USB Trading Entity is one of the few dealers willing or able to trade in such fixed-income instrument at such time and in such quantities. Therefore, precluding the USB Trading Entities from trading with the Third-Party Funds may harm a Third-Party Fund by, among other things, preventing it from obtaining the best pricing, terms, and quality of services otherwise available in the market. Finally, the rapid pace of consolidation in the financial services industry over the past several years potentially portends more consolidation, which could even further increase the need for Third-Party Funds to trade with the USB Trading Entities, as such entities could be among the few remaining major financial institutions able to provide competitive pricing and high-quality service for Transactions.

V.            THE TRANSACTIONS

Each Third-Party Fund will have its own investment objective, but each Third-Party Fund will, to a greater or lesser degree, invest a portion of its assets in fixed-income instruments. The secondary market for fixed-income instruments is typically a dealer market in which trades are effected on a principal basis. New issues of fixed-income instruments are typically offered in underwritten or private placement

9	See Best Execution Guidelines for Fixed-Income Securities, Securities Industry and Financial Markets Association, Asset Management Group (September 2008).

transactions. As noted above, Third-Party Funds may rely on the USB Trading Entities for a host of different fixed-income transactions. In light of the growth of USB’s capital markets business, as discussed above, if the Order is granted, it is expected that Third-Party Funds will engage in a wide array of Transactions with the USB Trading Entities. These Transactions include, among others, (i) the purchase by a Third-Party Fund of fixed-income instruments from, or the sales of fixed-income instruments to, a USB Trading Entity, in transactions in which the USB Trading Entity is acting as a principal, and (ii) the purchase by a Third-Party Fund of fixed-income instruments in underwritten offerings in which a USB Trading Entity is a manager or member of the underwriting syndicate, and where a Third-Party Fund purchases underwritten fixed-income instruments from the USB Trading Entity.

If the USB Trading Entities are considered to be first-tier affiliates or second-tier affiliates of a Third-Party Fund, a Transaction would potentially violate Section 17(a) of the Act. The inability of a Third-Party Fund to execute Transactions with the USB Trading Entities would impose an unnecessary hardship on the Third-Party Fund.

VI.            RELEVANT PROVISIONS AND EXEMPTION REQUESTED

A.	Relevant Provisions

(i)            Section 2(a)(3) and 2(a)(9)

Despite the Non-Voting Undertaking, as a result of Fiduciary Account Investments in Owned Funds, each USB Trading Entity could arguably be deemed to be a first-tier or a second-tier affiliate of an Owned Fund within the meaning of Section 2(a)(3) of the Act. Section 2(a)(3) of the Act, in relevant part, defines “affiliated person” of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the Act, in relevant part, defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) of the Act also provides that:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Pursuant to Sections 2(a)(3) and 2(a)(9) of the Act, the determination of whether a person is an affiliated person of another or whether a person presumptively controls another depends, among other things, on whether that person owns, controls, or holds with power to vote, or beneficially owns, “voting securities” of the other. Section 2(a)(42) of the Act defines a “voting security,” in relevant part, to mean

“a security presently entitling the owner or holder thereof to vote for the election of directors of a company.”10

Because of the Non-Voting Undertaking, USB Fiduciary will not exercise voting power with respect to shares that constitute five percent or more of an Owned Fund’s total outstanding voting securities, including in connection with the election of directors.

Nevertheless, a USB Trading Entity arguably could be deemed to be a first-tier affiliate or a second-tier affiliate of a 5% Fund insofar as Fiduciary Account Investments of five percent or more of an Owned Fund’s outstanding voting securities could cause USB Fiduciary to be viewed as owning, controlling, or holding with the power to vote “voting securities,” though Applicants, as indicated above, do not believe that this should be the conclusion. Assuming that Fiduciary Account Investments do give rise to such ownership, control, or holding with the power to vote and the securities held through Fiduciary Account Investments constitute “voting securities,” USB Fiduciary would be deemed to be a first-tier affiliate of the 5% Fund by virtue of Section 2(a)(3)(A) of the Act. As first-tier affiliates of USB Fiduciary by virtue of being under the common control of USB pursuant to Section 2(a)(3)(C), the USB Trading Entities (except the USB Trading Entity division of USBNA) would then be deemed to be second-tier affiliates of the 5% Fund. The USB Trading Entity division of USBNA, on the other hand, could be deemed to be a first-tier affiliate of the 5% Fund as the result of a conclusion that USBNA, through the USB Fiduciary division of USBNA, is a first-tier affiliate of the 5% Fund, though again, Applicants do not concede that any Fiduciary Account Investments should lead to such a conclusion.

A USB Trading Entity could arguably be deemed to be a first-tier affiliate of a 25% Fund and a second-tier affiliate of Other Funds. This conclusion could be reached if it is determined that Fiduciary Account Investments cause USB Fiduciary to be viewed as “beneficially owning” greater than twenty-five percent of the 25% Fund’s total outstanding voting securities, though Applicants do not believe that this should be the determination. If this determination is reached, the 25% Fund could be presumed to be under the control of USB Fiduciary, and both, in turn, could be presumed to be under the control of USB. As wholly owned subsidiaries of USB, the USB Trading Entities may also be presumed to be under the control of USB. Accordingly, the 25% Fund and the USB Trading Entities could be presumed to be under the common control of USB and first-tier affiliates of each other. If the 25% Fund and Other Funds are deemed to be under the control of common or affiliated investment adviser(s), then the 25% Fund and the Other Funds could be deemed to be first-tier affiliates of each other by virtue of being under the common control of their common or affiliated investment adviser(s). Under such circumstances, if the USB Trading Entities are deemed to be first-tier affiliates of the 25% Fund, they could be deemed to be second-tier affiliates of the Other Funds.

(ii)            Section 17(a)

Section 17(a) of the Act establishes restrictions on transactions of certain affiliated persons. In relevant part, Section 17(a) makes it unlawful for an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to:

(1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof; (2) knowingly

10	Section 2(a)(12) of the Act, in relevant part, defines the term “director” to mean “any director of a corporation or any person performing similar functions with respect to any organization.”

to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer); (3) to borrow money or other property from such registered company or from any company controlled by such registered company (unless the borrower is controlled by the lender) except as permitted in 15 U.S.C. §80a–21; or (4) to loan money or other property to such registered company, or to any company controlled by such registered company…

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.11   In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders . . . .

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuses that Section 17(a) is designed to prevent are not present. Applicants submit that, as is discussed in section VII below, no risk of self-dealing would present itself in any Transaction, as the USB Trading Entities will have no influence over portfolio decisions by Third-Party Fund Advisers, and Third-Party Fund Advisers will receive no unfair pecuniary advantage from Third-Party Funds engaging in Transactions with any USB Trading Entity.

B.	Authority for the Order

Section 17(b) of the Act provides that “any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of” Section 17(a) of the Act, and that the Commission will grant such applications if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned , as recited in its registration statement and reports filed under [the Act]; and (3) the proposed transaction is consistent with the general purposes of [the Act].

Section 6(c) of the Act provides, in relevant part, that the Commission “by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”  An exemption is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

11	See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).

C.	Exemption Requested

Any Transaction involving a Third-Party Fund and a USB Trading Entity that is a first-tier affiliate or a second-tier affiliate thereof would be subject to Section 17(a) of the Act where it is deemed to constitute a principal transaction between them.

The inability of Third-Party Funds to execute Transactions with the USB Trading Entities would significantly limit the universe of broker-dealer and bank trading counterparties available to Third-Party Funds. Prohibiting Third-Party Funds from engaging in Transactions with the USB Trading Entities would become increasingly detrimental to the ongoing interests of Third-Party Fund shareholders by limiting Third-Party Funds’ access to important potential trading counterparties that have growing market shares in many of the types of instruments that Third-Party Funds purchase.

In order to permit Third-Party Funds to be managed as effectively as possible, Applicants seek an exemption from the provisions of Section 17(a) of the Act.12  Applicants request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Transactions entered into in the ordinary course of business by a Third-Party Fund with the USB Trading Entities under the circumstances described herein from the provisions of Section 17(a) of the Act permitting Transactions as described above. The Order would be available only where the USB Trading Entity involved is deemed to be a first-tier or a second-tier affiliate of a Third-Party Fund solely by reason of Fiduciary Account Investments in the voting securities of Owned Funds.

VII.            RATIONALE FOR EXEMPTION

If Applicants are not granted the exemption requested herein, it will have the anomalous result of denying Third-Party Funds and their shareholders the greatest potential opportunity for obtaining the best price and execution of transactions available. Applicants submit that the policies which Section 17(a) of the Act were meant to further are not implicated here because USB and the USB Trading Entities, given the remoteness of their relationships to Third-Party Advisers, are not able to cause a Third-Party Fund to enter into a Transaction or otherwise influence portfolio decisions by Third-Party Fund Advisers. As a result, no USB Trading Entity is in a position to engage in self-dealing or otherwise cause any Third-Party Fund to enter into Transactions that are not in the best interests of its shareholders. Moreover, as discussed in section III above, there is significant separation and independence between Third-Party Fund Advisers and the USB Trading Entities. This separation is further buttressed by the Non-Voting Undertaking.

Applicants also submit that the carefully circumscribed circumstances under which Transactions would be conducted, including in particular the proposed conditions for the Order, amply satisfy the statutory standards for exemption. The proposed conditions will be of two general types, and are reflected in the proposed conditions for the Order. Applicants refer to the first type of conditions as “structural” conditions; they are intended to assure that Third-Party Fund Advisers and Third-Party Funds continue to operate independently of, and free of any undue influence by, USB, the USB Trading Entities, and other USB Affiliates.

Applicants refer to the second type of conditions as “transactional” conditions. Those conditions are designed to assure that the terms of the individual transactions are fair from the perspective of Third-Party Funds. At the outset, the conditions require each Third-Party Fund’s board of directors, including a

12	As noted above, Applicants are not seeking exemption from the provisions of Section 10(f), Section 17(e) or Section 17(d) of the Act or Rule 17d-1 thereunder.

majority of its disinterested directors (the “Necessary Majority”), as applicable, to approve, and the Third-Party Fund to implement, procedures governing all Transactions pursuant to the Order.13  Pursuant to such procedures, among other things, Transactions will be subject to ongoing review by each Third-Party Fund’s chief compliance officer, and will be reviewed by its board of directors, including the Necessary Majority, on a quarterly basis. Each Third-Party Fund Adviser will provide a report to the Third-Party Fund’s board of directors, subject to review and approval by the Third-Party Fund’s chief compliance officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any significant changes in the volume, type, or terms of such transactions between the relevant Third-Party Fund and USB Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. Such reasons might include, for example, an increase in the volume of transactions involving fixed-income instruments due to interest rate changes or a change in the number of dealers in a fixed-income instrument, or changes in the number and/or type of issuers for the securities of which the USB Trading Entity acts as underwriter or dealer. The Third-Party Fund’s board of directors will review this report and annually consider whether the level of Transactions with USB Trading Entities is appropriate, based on such factors as the Third-Party Fund board of directors believes are relevant, including the USB Trading Entities’ collective market share in the categories of fixed-income instruments described herein, and whether it is appropriate to continue to engage in Transactions. Further, Third-Party Fund Advisers must adhere to a “best execution” standard. In the case of each Transaction, the relevant Third-Party Fund Adviser will make a determination that such Transaction is consistent with the investment objectives of the relevant Third-Party Fund and in the best interests of such Third-Party Fund’s shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price. Particular types of Transactions will be subject to additional controls, as described in section IX(B) below, in order to ensure that such Transactions are not entered into on terms disadvantageous to Third-Party Funds.

A.	The Transactions are Reasonable and Fair and Do Not Involve the Risk of Overreaching

The independence of the USB Trading Entities from Third-Party Fund Advisers and other Third-Party Fund affiliates demonstrates that no risk of overreaching or self-dealing by the USB Trading Entities would be present if Third-Party Funds and USB Trading Entities engaged in Transactions. The USB Trading Entities will continue to operate independently of all Third-Party Fund Advisers, and vice versa. As a condition to the exemption requested herein, none of USB or the USB Trading Entities or other USB Affiliates will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, any Third-Party Fund Adviser or any principal underwriter or promoter for any Third-Party Fund. In this regard, pursuant to the Non-Voting Undertaking, USB Fiduciary will not exercise its voting authority with respect to those shares that constitute five percent or more of any Third-Party Fund’s total outstanding voting securities, including in connection with the election of directors.

Moreover, as described above, USB and USB Fiduciary could potentially be affiliated with Third-Party Funds solely by reason of Fiduciary Account Investments in Owned Funds, but neither will, in any event, exercise control over a Third-Party Fund. The exemption sought hereunder will not be available where a USB Trading Entity is a first-tier affiliate or a second-tier affiliate of a Third-Party Fund for other reasons. Further, there is not, and will not be, any express or implied understanding between USB, the USB Trading Entities, or any Third-Party Fund Adviser that the Third-Party Fund Adviser will cause a Third-Party Fund to enter into Transactions or give preference to a USB Trading Entity in effecting Transactions between the Third-Party Fund and the USB Trading Entity.

13	In this regard, each Third-Party Fund Adviser will have appropriate oversight procedures covering any Transactions executed by an investment sub-adviser to a Third-Party Fund in reliance on the Order. Moreover, any investment sub-adviser to a Third-Party Fund relying on the Order will only be able to do so if it complies with the applicable terms and conditions of the Order.

The USB Trading Entities and Third-Party Fund Advisers have and will continue to have their own separate directors, officers, and employees; each has been and will continue to be separately capitalized; and each has maintained and will continue to maintain its own separate books and records and be physically separate from the other. Thus, a Third-Party Fund Adviser will have no economic incentive to place orders with a USB Trading Entity unless it is in a Third-Party Fund’s best interests to do so. In sum, Fiduciary Account Investments in Owned Funds will not have any effect on the operations of Third-Party Fund Advisers or influence the decisions of Third-Party Fund Advisers on behalf of Third-Party Funds to engage in Transactions with the USB Trading Entities. Moreover, personnel of Third-Party Fund Advisers will be compensated based on the performance of the Third-Party Funds managed by them, and/or other factors as determined by each Third-Party Fund’s board of directors, and the profitability of Third-Party Fund Advisers will not be impacted in any way by the profitability of the USB Trading Entities, except to the limited extent that engaging in Transactions may positively impact the investment performance of a Third-Party Fund.

B.	The Order Would be Appropriate in the Public Interest and Consistent with Third-Party Fund Investment Policies

Prohibiting the USB Trading entities from engaging in Transactions with Third-Party Funds can harm the interests of the shareholders of Third-Party Funds by preventing Third-Party Fund Advisers from investing and trading in a way that is most beneficial to shareholders. Given that Transactions do not involve the threat of overreaching, it would be contrary to the interests of Third-Party Fund shareholders to prohibit them.

The USB Trading Entities are significant market participants in transactions involving a wide variety of asset classes including, most particularly, contextually, many of the types of fixed-income instruments that are covered by this Application. Further, consolidation in the financial services industry has forced funds and their advisers to increasingly trade with a more limited number of transaction counterparties. Prohibiting Transactions potentially impairs the ability to diversify counterparties and to achieve favorable terms, price, and execution, resulting in potential harm to shareholders of Third-Party Funds. Permitting Transactions would allow Third-Party Funds the opportunity to achieve access to potentially better transaction terms and portfolio diversification and liquidity than if an exemption were not granted. As noted above, Third-Party Funds that would engage in Transactions under the Order will be permitted to engage in transactions in fixed-income instruments and, consequently, granting the Order would further the policies of Third-Party Funds.

C.	The Transactions Are Consistent With the Purposes of the Act and the Protection of Investors

As noted above, the independence of the respective businesses of USB and Third-Party Fund Advisers generally will provide substantial protection to investors, and Transactions will be conducted at arm’s-length. Moreover, Third-Party Funds and Third-Party Fund Advisers will adopt and monitor procedures designed to ensure that the terms of particular Transactions with the USB Trading Entities are fair and reasonable and do not involve overreaching. For example, before a Third-Party Fund and a USB Trading Entity enter into any principal transaction, the Third-Party Fund Adviser will obtain competitive quotations for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, competitive quotations for Comparable Instruments)14  from at least two

14	The term “Comparable Instruments” refers to instruments with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the instruments) as the instruments to be purchased or sold.

other unaffiliated market counterparties that are in a position to quote competitive prices, except that if, after reasonable efforts by a Third-Party Fund Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation would be required.15  For each such Transaction, the Third-Party Fund Adviser will determine, based upon the information reasonably available to the Third-Party Fund and the Third-Party Fund Adviser, as applicable, and deemed relevant by it, that the price available from the USB Trading Entity is at least as favorable as that available from other sources. In addition, each Third-Party Fund’s board of directors, including the Necessary Majority, will approve, and the Third-Party Fund will implement, procedures governing all Transactions, including principal transactions between the applicable USB Trading Entity and the Third-Party Fund. In this regard, as discussed above, the Third-Party Fund board of directors will exercise substantial oversight over Transactions. Furthermore, any commission, fee, spread, or other remuneration to be received by the USB Trading Entities must be reasonable and fair16 compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

VIII.            PRECEDENT

The Commission has granted an exemption substantially the same as that sought by this Application in Columbia ETF Trust, et al., Investment Company Act Release Nos. 30260 (Nov. 13, 2012) (notice) and 30301 (December 11, 2012) (order).

IX.            APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the requested exemption will be subject to the following conditions:

A.	Structural

(1)            Neither USB nor any USB Affiliates will control any Third-Party Fund Adviser or principal underwriter or promoter for any Third-Party Fund, directly or indirectly, within the meaning of Section 2(a)(9) of the Act, and neither USB nor any USB Affiliates will exercise, or attempt to exercise, control over any Third-Party Fund. The Order will remain in effect only with respect to entities not controlling, controlled by or under common control with USB. In this regard, pursuant to the Non-Voting Undertaking, USB Fiduciary will not exercise any voting authority that it possesses with respect to shares that constitute five percent or more of any Third-Party Fund’s total outstanding voting securities. Instead, it will delegate to an independent third party that is not affiliated with either USB or any USB Affiliate the voting of such shares.

(2)            Neither USB nor any USB Affiliate will directly or indirectly consult with any Third-Party Fund Adviser, or any portfolio manager of a Third-Party Fund Adviser, concerning purchase or sale Transactions, or the selection of a broker or dealer for Transactions placed or to be placed on behalf of a Third-Party Fund, or otherwise seek to influence the choice of broker or dealer for Transactions by a

15
There are various scenarios in which quotations from two such market counterparties might not be  available. For example, a USB Trading Entity could own an inventory in a security with a limited issuance  or float.

16	All Transactions subject to Section 17(e)(2) of the Act will meet the requirements of such Section as well as any other applicable requirements.

Third-Party Fund, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the USB Trading Entities.

(3)            No officer, director or employee of an Owned Fund will directly or indirectly seek to influence in any way the terms of any Transaction covered by the Order, other than in the normal course of investment activities of the same nature that are being carried out during the same time period with respect to unaffiliated broker-dealers.

(4)            The USB Trading Entities and the Third-Party Fund Advisers are structured as separate organizations, with separate capitalization, separate books and records, and separate directors, officers and employees, and are physically separated. Each USB Trading Entity will adopt and implement policies that prohibit the USB Trading Entity from (a) linking any approval or action relating to an Owned Fund to any action by a Third-Party Fund or by a Third-Party Fund Adviser relating to a Third-Party Fund, or (b) using Fiduciary Account Investments in Owned Funds as a basis for seeking to persuade any Third-Party Fund or Third-Party Fund Adviser to engage in business with the USB Trading Entity. Each Third-Party Fund has adopted, or will adopt, policies designed to keep information about its holdings and transactions on a confidential basis, prior to any public disclosure, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Third-Party Fund’s board of directors and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Third-Party Fund. Pursuant to such policies, the Third-Party Fund Adviser will designate information regarding investment advisory and portfolio execution matters relating to the Third-Party Fund as information that may not be communicated between an Owned Fund, on the one hand, and the USB Trading Entities, on the other hand, prior to any public disclosure.

(5)            Neither USB nor any USB Affiliate will adopt a compensation scheme any component of which is based on the Transactions between a USB Trading Entity with a Third-Party Fund except to the extent such business might affect indirectly the profits or losses of USB and/or a USB Affiliate. USB and the USB Affiliates will not adopt any compensation scheme any component of which is based on a factor that compensates employees for Transactions with a Third-Party Fund differently than Transactions with other unaffiliated counterparties.

(6)            The USB Trading Entities and each Third-Party Fund Adviser, with the assistance of their respective legal/compliance departments, will prepare guidelines for their respective personnel to make certain that Transactions effected pursuant to the Order comply with its conditions, and that the USB Trading Entities and the Third-Party Fund Adviser maintain an arms-length relationship. The respective legal/compliance departments of the USB Trading Entities and each Third-Party Fund Adviser will monitor periodically the activities of the USB Trading Entities and the Third-Party Fund Adviser, respectively, to make certain that the conditions of the Order are met.

B.	Transactional

With respect to each Transaction entered into or effected pursuant to the Order on behalf of a Third-Party Fund:

(1)            Each Third-Party Fund’s board of directors, including the Necessary Majority, shall approve, and the Third-Party Fund shall implement, procedures governing all Transactions pursuant to the Order and the Third-Party Fund’s board of directors shall no less frequently than quarterly review all

Transactions conducted pursuant to the Order and receive and review a report of those Transactions.17  Such report, which will be prepared by the Third-Party Fund Adviser and reviewed and approved by the Third-Party Fund’s chief compliance officer, will indicate for each Transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of Transactions between the Third-Party Fund and the USB Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. In addition, each Third-Party Fund’s board of directors will annually consider (i) whether the level of Transactions with USB Trading Entities is appropriate and (ii) whether continued reliance on the Order in any applicable category of fixed-income instruments is appropriate in light of the need of the Third-Party Fund to have the USB Trading Entities available as trading counterparties, as evidenced by, among other things, the aggregate market share of the USB Trading Entities in each such category.

(2)            For each Transaction, each Third-Party Fund Adviser will adhere to a “best execution” standard and will consider only the interests of the relevant Third-Party Fund(s) and will not take into account the impact of a Third-Party Fund’s investment decision on any USB Trading Entity. Before entering into any such Transaction, the Third-Party Fund Adviser will determine that the Transaction is consistent with the investment objective(s) and policies of the Third-Party Fund and is in the best interests of the Third-Party Fund and its shareholders.

(3)            Each Third-Party Fund will (a) for so long as the Order is relied upon, maintain, and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (b) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Transaction in which the Third-Party Fund Adviser knows that both a USB Trading Entity and the Third-Party Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such Transaction setting forth a description of the security purchased or sold by the Third-Party Fund, a description of the USB Trading Entity’s interest or role in the Transaction, the terms of the Transaction, and the information or materials upon which the determination was made that each such Transaction was made in accordance with the procedures and conditions set forth herein.

(4)            Except for Transactions involving repurchase agreements and variable rate demand notes, before any secondary market principal Transaction in fixed-income instruments is entered into between a USB Trading Entity and a Third-Party Fund, the Third-Party Fund Adviser must obtain a competitive quotation for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, a competitive quotation for Comparable Instruments) from at least two unaffiliated market counterparties that are in a position to quote favorable market prices, except that if, after reasonable efforts by the Third-Party Fund Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation is required. For each such Transaction, the Third-Party Fund Adviser will determine, based upon the quotations and such other relevant information reasonably available to the Third-Party Fund Adviser (such as available transaction prices and any other information regarding the value of the instruments), that the price available from the USB Trading Entity

17
Each Third-Party Fund seeking to rely on the Order requested herein will execute an agreement stating, without limitation, that its board of directors and its investment adviser understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order (each, a “Participation Agreement”), it being understood that the conditions of the Order apply to each Third-Party Fund, and to its investment adviser to the extent that the adviser acts on the Third-Party Fund’s behalf to carry out Transactions pursuant to an investment advisory agreement approved by the Third-Party Fund’s board of directors.  Each Third-Party Fund will maintain and preserve a copy of the Order and the Participation Agreement for a period of not less than six years thereafter, the first two years in an easily accessible place.

is at least as favorable as that available from other sources.

(a)            Repurchase Agreements. With respect to Transactions involving repurchase agreements, a Third-Party Fund will enter into such agreements only where the Third-Party Fund Adviser has determined, based upon information reasonably available to the Third-Party Fund Adviser that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the Order, the Third-Party Fund Adviser must obtain competitive quotations from at least two unaffiliated market counterparties with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if, after reasonable efforts by the Third-Party Fund Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation is required.

(b)            Variable Rate Demand Notes. With respect to Transactions involving variable rate demand notes for which dealer quotes are not ordinarily available, a Third-Party Fund will only undertake purchases and sales where the Third-Party Adviser has determined, based on relevant information reasonably available to the Third-Party Fund Adviser that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

(5)            With respect to instruments offered in a primary market underwriting, or other primary market Transaction, a Third-Party Fund will undertake such purchase from a USB Trading Entity only where the Third-Party Fund Adviser has determined, based upon relevant information reasonably available to the Third-Party Fund Adviser that the instruments will be purchased at a price that is not more than the price paid by each other purchaser of the instruments from, as relevant, the USB Trading Entity or other members of an underwriting syndicate in that offering or in any concurrent offering of instruments, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing holders of the issuer). If no information regarding concurrent purchasers of the instruments is reasonably available to the Third-Party Fund Adviser, the Third-Party Fund may undertake such purchase from a USB Trading Entity when the Third-Party Fund Adviser has determined, based upon information reasonably available to the Third-Party Fund Adviser that the yield on the instruments to be purchased is at least equal to that available on Comparable Instruments from other sources at that time.

(6)            The commission, fee, spread, or other remuneration to be received by the USB Trading Entities must be reasonable and fair compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

X.            CONCLUSION

Applicants submit that Transactions as described in this Application satisfy the standards of Sections 6(c) and 17(b) of the Act. There is no danger of overreaching or self-dealing by a USB Trading Entity in connection with a Transaction, and there will be no conflict of interest associated with a Third-Party Fund Adviser’s decision to engage in a Transaction with a USB Trading Entity on behalf of a Third-Party Fund. Moreover, the Order is consistent with the policies of Third-Party Funds and the protection of investors, as Third-Party Fund Advisers must manage Third-Party Funds in accordance with their investment objectives and policies and without any influence from the USB Trading Entities. Finally, permitting Transactions is appropriate in the public interest and consistent with the general purposes of the Act because the ability to engage in Transactions increases the likelihood of Third-Party Funds obtaining the best pricing, terms, and quality of service otherwise available in the market in such transactions, and results in none of the abuses that the Act was designed to prevent.18

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Transactions from the provisions of Section 17(a) of the Act.

XI.            PROCEDURAL MATTERS

Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Each of USB and USBNA states that under the provisions of the governing instruments of USB and USBNA, the responsibility for the management of its affairs and business is vested in its officers. Each of USB and USBNA represents that the undersigned individual is authorized to file this Application, in its name and on its behalf, in his capacity as Vice Chairman of USB and USBNA pursuant to the general authority vested in him as such under the By-Laws of USB and USBNA.

USBI states that under the provisions of the governing instruments of USBI, the responsibility for the management of its affairs and business is vested in its chief executive officer and other officers. USBI represents that the undersigned individual is authorized to file this Application, in its name and on its behalf, in his capacity as Chief Executive Officer of USBI pursuant to the general authority vested in him as such under the By-Laws of USBI.

The verifications required by Rule 0-2(d) are attached to this Application as Exhibits A-1 through A-3.

Pursuant to Rule 0-2(f) under the Act, Applicants state that the address of each Applicant is as follows: 800 Nicollet Mall, Minneapolis, MN 55402. USBI also maintains offices at 60 Livingston Avenue, St. Paul, MN 55107.

18	See Section 1(b)(2) of the Act, supra.

Written or oral communications regarding this Application should be directed to:

Martin E. Lybecker
Perkins Coie LLP
700 13th Street, NW, Suite 600
Washington, D.C. 20005
(202) 654-6200

with copies to:

Elizabeth Becker
Associate General Counsel
 U.S. Bank National Association
EP-MN-S7L
101 East 5th Street
 St. Paul, MN  55101

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Signature pages follow.

The parties have executed this Application in one or more counterparts.

Date: December 30, 2013	U.S. BANCORP

	By:	/s/ Richard B. Payne
	Name:	Richard B. Payne
	Title:	Vice Chairman

Date: December 30, 2013	U.S. BANK NATIONAL ASSOCIATION

	By:	/s/ Richard B. Payne
	Name:	Richard B. Payne
	Title:	Vice Chairman

Date: December 30, 2013	U.S. BANCORP INVESTMENTS, INC.

	By:	/s/ William J. Benjamin
	Name:	William J. Benjamin
	Title:	Chief Executive Officer

Exhibit A-1

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of U.S. BANCORP (“USB”) that he is the Vice Chairman of USB and that he has executed the attached Application pursuant to the general authority vested in him as such under the By-Laws of USB. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Richard B. Payne
Name:	Richard B. Payne
Title:	Vice Chairman
Date:	December 30, 2013

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of U.S. BANK NATIONAL ASSOCIATION (“USBNA”), that he  is the Vice Chairman of USBNA and that he has executed the attached Application pursuant to the general authority vested in him as such under the By-Laws of USBNA. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Richard B. Payne
Name:	Richard B. Payne
Title:	Vice Chairman
Date:	December 30, 2013

Exhibit A-3

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of U.S. BANCORP INVESTMENTS, INC. (“USBI”), that he is the Chief Executive Officer of USBI and that he has executed the attached Application pursuant to the general authority vested in him as such under the By-Laws of USBI. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William J. Benjamin
Name:	William J. Benjamin
Title:	Chief Executive Officer
Date:	December 30, 2013